

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

Sharat Sharan
Chief Executive Officer
ON24, Inc.
50 Beale Street, 8th Floor
San Francisco, CA 94105

>   **Re: ON24, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 8, 2021**
>   **File No. 333-251967**

Dear Mr. Sharan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Notes to Consolidated Financial Statements, page F-42

1. Please revise your disclosure to address the options granted after the balance sheet date and include an estimate of the financial effect in accordance with ASC 855-10-50-2. In this regard, please ensure that the December 11, 2020 stock option grant and its associate cost are clearly disclosed in your filing.

Letter dated January 19, 2021

Differences Between Prior Valuations and Indicative Price Range, page None

2. We have reviewed your letter dated January 19, 2021. Please tell us if the December 11, 2020 valuation would materially change if the comparable companies used in the

Indicative Price Range had been applied. Clarify why the new information noted in the last two bullet points of your letter did not result in a change in prior valuations. The more targeted set of comparable companies selected for the IPO valuation over the ones used in the prior valuation was based in part on your learning about better multiples of relevant comparable companies that could have used in the prior valuations. In this regard, it appears that this new information is an indication that the December 11, 2020 and prior valuations contained errors and inaccurate assumptions. Further, clarify whether the methodologies used in the prior valuations should be reassessed due to your statement that the increase was also attributable in part to your reassessment of valuation methodologies over a longer time frame of performance. Since the December 11th grant is recent, please clarify your statement regarding over a longer time frame.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551- 3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Ledbetter, Esq.